Petros Pharmaceuticals, Inc.
1185 Avenue of the Americas, 3rd Floor

New York, NY 10036

March 14, 2025

VIA EDGAR

Division of Corporation Finance
Office of Life Sciences
U.S. Securities and Exchange Commission
Washington, D.C. 20549
Attention: Tim Buchmiller and Suzanne Hayes

Re:	Petros Pharmaceuticals, Inc. Preliminary Proxy Statement on Schedule 14A Filed on March 7, 2025 File No. 001-39752 (the “Preliminary Proxy Statement”)

Dear Mr. Buchmiller and Ms. Hayes:

On behalf of Petros Pharmaceuticals, Inc. (the “Company”), we hereby transmit the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated March 13, 2025, regarding the Preliminary Proxy Statement. This letter is being submitted together with the Company’s Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A, filed on March 14, 2025 (“Amendment No. 1”). Amendment No. 1 includes revisions by the Company to address the Staff’s comments. For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response. Capitalized terms used but not defined herein have the meanings set forth in Amendment No. 1.

Preliminary Proxy Statement on Schedule 14A

General

1.	We note your references in your preliminary proxy statement to an "alternative cashless exercise" feature in the Series B Warrants. The term "cashless exercise" is generally understood to allow a warrant holder to exercise a warrant without paying cash for the exercise price and reducing the number of shares receivable by the holder by an amount equal in value to the aggregate exercise price the holder would otherwise pay to exercise the warrant(s). In cashless exercises, it is expected that the warrant holder receives fewer shares than they would if they opted to pay the exercise price in cash. Please clarify your disclosure throughout by revising the references to "alternative cashless exercise" and exclusively using the term "zero exercise price" or another appropriate term that conveys that, in addition to the company receiving no cash upon the "alternative cashless exercise," the warrant holders would be entitled to receive more shares than they would under the cash exercise terms.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure throughout Amendment No. 1 by revising the references to "alternative cashless exercise" and exclusively using the term “zero exercise price” in order to convey that, in addition to the Company receiving no cash upon the “alternative cashless exercise,” the warrant holders would be entitled to receive more shares than they would under the cash exercise terms.

2.	We note your disclosure on page 20 that if stockholders approve the Issuance Proposal, assuming the full exercise of the Series Warrants at the floor price of $0.0586, and assuming the Series B Warrants are exercised on an alternative cashless exercise basis, an aggregate of approximately 1,064,846,416.38 additional shares of common stock will be outstanding and the ownership interest of your existing stockholders would be correspondingly reduced. In each instance in your proxy statement where you describe Proposal 1, which is asking stockholders to approve the issuance of the common stock underlying such warrants, please clarify the total number of Series A and Series B warrants that were issued and the total number of common stock that may be issuable upon the exercise of those warrants, using the assumptions you disclose on page 20.

U.S. Securities & Exchange Commission
March 14, 2025

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company has revised the disclosure in each instance in which Proposal 1 is described to clarify the total number of Series A Warrants and Series B Warrants that were issued and the total number of Common Stock that may be issuable upon the exercise of those Series Warrants, using the assumptions disclosed on page 20.

* * * * *

We thank the Staff for its review of the foregoing. Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Alla Digilova, Esq. at (212) 659-4993.

Very truly yours,

Petros Pharmaceuticals, Inc.

By:	/s/ Fady Boctor
Fady Boctor
President and Chief Commercial Officer

cc: Alla Digilova, Esq., Haynes and Boone, LLP